

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Stephen C. Taylor
Chief Executive Officer
NATURAL GAS SERVICES GROUP INC
404 Veterans Airpark Lane, Suite 300
Midland, Texas 79705

   Re: NATURAL GAS SERVICES GROUP INC
     Registration Statement on Form S-3
     Filed November 16, 2021
     File No. 333-261091

Dear Mr. Taylor:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Michael Purcell, Law Clerk, at 202-551-5351 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation

cc: David Thayer